                                                Filed pursuant to Rule 424(b)(3)

                                            Registration Statement No. 333-24257

                                                                          [LOGO]

PROSPECTUS SUPPLEMENT

(to Prospectus Dated April 11, 1997)

                       6,771,492 SHARES* OF COMMON STOCK
                     COMMUNICATION INTELLIGENCE CORPORATION

    *The Shares offered hereby include such presently indeterminate number of shares of Common Stock issuable upon conversion of, or otherwise in respect to, the 161,767 outstanding shares of the Company's 5% Cumulative Convertible Preferred Stock (the "Convertible Preferred") issued in a private placement of 450,000 shares of Convertible Preferred in December 1996. The number of shares of Common Stock issuable in connection with the conversion of the Convertible Preferred and offered for resale hereby is an estimate based upon the number of shares of Convertible Preferred outstanding and the conversion price applicable as of August 11, 1998, is subject to adjustment and could be materially less or more than such estimated amount depending upon factors which cannot be predicted by the Company at this time, including, among others, the future market price of the Common Stock. If, however, the effective conversion price of $0.71 per share were used to determine the number of shares issuable as of August 11, 1998, the Company would be obligated to issue a total of 6,133,992 shares of Common Stock, assuming all 161,767 shares of Convertible Preferred outstanding were converted on such date and all dividends payable with respect thereto as of such date were paid through the issuance of additional shares and also converted. This presentation is not intended to constitute a prediction as to the future market price of the Common Stock. See sections in the Prospectus, dated April 11, 1997, entitled "Risk Factors--Effect of Conversion of Convertible Preferred Stock; Potential Common Stock Adjustments; Dilution" and "Description of Capital Stock." The Shares offered hereby also include 337,500 shares of Common Stock (subject to adjustments) issuable upon exercise in full of five-year warrants to purchase 337,500 shares of Common Stock, with an exercise price of $2.50 per share, and 300,000 shares of Common Stock (subject to adjustments) issuable upon the exercise in full of five-year warrants to purchase 300,000 shares of Common Stock, with an exercise price of $2.00 per share. See "Selling Securityholders" in this Prospectus and sections entitled "Plan of Distribution" and "Description of Capital Stock" in the Prospectus, dated April 11, 1997. As of August 11, 1998, 288,233 shares of Series A Convertible Preferred, and dividends paid thereon, were converted into 7,844,476 shares of Common Stock.

    THIS PROSPECTUS SUPPLEMENT AMENDS AND RESTATES IN ITS ENTIRETY THE SECTION OF THE COMPANY'S FINAL PROSPECTUS DATED APRIL 11, 1997 ENTITLED "SELLING SECURITYHOLDERS".

           The date of this Prospectus Supplement is August 11, 1998.

                            SELLING SECURITYHOLDERS

    The following Selling Securityholders beneficially own as of August 11, 1998, and may offer hereby, the number of shares of Common Stock set forth opposite their respective names (assuming the conversion or exercise of all of the shares of Convertible Preferred and Warrants held by such holders into shares of Common Stock as of the date of the Prospectus Supplement and based on the assumptions and estimates described herein, including those set forth in footnote (1) to the table below). The Shares offered pursuant to this Prospectus may be offered from time to time by the Selling Securityholders named below or their nominees. The Selling Securityholders are under no obligation to sell all or any portion of the Shares pursuant to this Prospectus. In addition, because the Selling Securityholders are not obligated to sell all or a portion of their Shares pursuant to this Prospectus, the Company is unable to ascertain the number of shares of Common Stock that will be beneficially owned by each Selling Securityholder following the termination of the Offering.

    The Company will bear expenses from this Offering, including fees and expenses incurred by one counsel representing the holders of the Convertible Preferred. Except as otherwise provided in this Prospectus, no Selling Securityholder has held any position or office or had any other material relationship with the Company within the past three years. The Selling Securityholders will receive all of the proceeds from the sale of the Shares offered hereby. The Company will not receive any proceeds from the sale of such Shares. However, 637,500 shares of the Shares offered hereby are issuable upon the exercise of outstanding Warrants to purchase shares of Common Stock (subject to adjustments). If all of the Warrants were exercised by the Selling Securityholders, the Company estimates that it would receive gross cash proceeds of approximately $1.4 million in the aggregate (assuming none of the Warrants were exercised pursuant to cashless exercise provisions contained therein). Holders of the Warrants have the right to exercise the Warrants held by them by delivering shares of Common Stock as payment therefor pursuant to the terms. See "Plan of Distribution."

    In July 1997, Anvil Investment Partners, L.P. sold 24,000 shares of Convertible Preferred to Westgate International, L.P. ("Westgate"). In August 1997, UBS Securities LLC sold 19,800 shares of Convertible Preferred to Westgate, and Prairie Path Corporation sold 5,000 shares of Convertible Preferred and 3,333 Warrants to Westgate. Westgate was listed as a Selling Securityholder in the Prospectus, dated April 11, 1997, and is a signatory to the Registration Rights Agreement. In May 1998, Salomon Brothers Inc. sold an aggregate of 20,000 shares of Series A Convertible Preferred to Dickstein & Co., L.P., Dickstein International Limited and Dickstein Focus Fund L.P., and assigned its rights under the Registration Rights Agreement to such purchasers.

    Except as otherwise indicated, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their securities, except to the extent that such authority is shared by spouses under applicable law or as otherwise noted below. The information in the table concerning the Selling Securityholders is based on information provided to, or known by, the Company, and the assumed conversion of outstanding shares of Convertible Preferred into Common Stock as of August 11, 1998, which is based on the assumptions discussed or referenced in footnote (1) to the table. Information concerning the Selling Securityholders may change from time to time after the date of this Prospectus Supplement. See "Risk Factors," "Plan of Distribution" and "Description of Capital Stock."

                                                                  SHARES OF COMMON STOCK   SHARES OF COMMON STOCK
                                                                      OWNED PRIOR TO         OFFERED PURSUANT TO
NAME OF SELLING SECURITYHOLDER                                        OFFERING(1)(2)           OFFERING(1)(2)
----------------------------------------------------------------  -----------------------  -----------------------
Global Bermuda Limited Partnership..............................             18,000(4)                18,000(4)
Merced Partners Limited.........................................              8,667(4)                 8,667(4)
Lakeshore International Ltd.....................................            379,187(3)               379,187(3)
                                                                             20,000(4)                20,000(4)
Westgate International, L.P.....................................          2,321,533(3)             2,321,533(3)
                                                                             78,000(4)                78,000(4)
Elliott Associates, L.P.........................................          2,326,046(3)             2,326,046(3)
                                                                            112,000(4)               112,000(4)
Anvil Investment Partners, L.P..................................             16,000(4)                16,000(4)
Otato Limited Partnership.......................................              5,333(4)                 5,333(4)
Salomon Brothers Inc............................................             13,334(4)                13,334(4)
JMG Capital Partners, L.P.......................................              9,333(4)                 9,333(4)
UBS Securities LLC..............................................             13,200(4)                13,200(4)
Dickstein & Co., L.P............................................            530,862(4)               530,862(4)
Dickstein International Limited.................................            189,593(3)               189,593(3)
Dickstein Focus Fund L.P........................................             37,919(3)                37,919(3)
Libra Investments, Inc.(6)(8)...................................            101,250(5)               101,250(5)
                                                                            248,000                  --
Ravich Revocable Trust of 1989(6)(7)(8).........................            348,852(3)               348,852(3)
                                                                              6,133(4)                 6,133(4)
                                                                            154,750(5)               154,750(5)
                                                                            463,395                  --
Robert G. Morrish...............................................             45,000                   20,000(5)(7)
Upchurch Living Trust U/A/D 12/14/90............................             85,000                   10,000(5)(7)
Stephen C. Smith................................................             75,000                   10,000(5)(7)
Richard Coppersmith.............................................             10,000                   10,000(5)(7)
Jonathan L. Schwartz............................................             11,000                   10,000(5)(7)
W. Jeffrey Baxter...............................................             70,329                   10,000(5)(7)
Charles A. Thurnher.............................................             30,000                    5,000(5)(7)
Charles A. Yamarone.............................................              5,000                    5,000(5)(7)
Eugene J. Fattore...............................................              1,500                    1,500(5)(7)

------------------------

(1) Other than with respect to the Shares offered upon the exercise of outstanding Warrants as described in footnote (2) below, the beneficial ownership and shares offered data includes, where indicated, an estimate of the number of shares of Common Stock issuable upon the conversion of, or otherwise in respect to, all of the shares of Convertible Preferred beneficially owned by these persons, using the conversion price applicable as of August 11, 1998 ($0.71 per share) in determining the number of shares of Common Stock issuable as of August 11, 1998 and assuming all of such shares were converted and all dividends payable with respect thereto as of such date were paid by the issuance of additional shares and also converted. The actual number of shares of Common Stock offered hereby is subject to adjustment and could be materially less or more than the estimated amounts indicated depending upon factors which cannot be predicted by the Company at this time, including, among others, application of the conversion provisions based on market prices prevailing at the actual date of conversion and whether, or to what extent, dividends are paid in shares of Convertible Preferred. This presentation is not intended to constitute a prediction as to the future market price of the Common Stock. The shares of Convertible Preferred were issued in a private placement in December 1996. See "Risk Factors--Effect of Conversion of Convertible Preferred Stock; Potential Common Stock Adjustments; Dilution" and "Description of Capital Stock."

(2) This table assumes that (a) 337,500 shares of Common Stock (subject to adjustments) are issuable upon the exercise of Warrants to purchase shares of Common Stock at an exercise price of $2.50 per share, issued to the Company's placement agent, Libra Investments, Inc. ("Libra"), in connection with the December 1996 private placement, and (b) 300,000 shares of Common Stock (subject to adjustments) are issuable upon exercise of Warrants to purchase an aggregate of 300,000 shares of Common Stock at an exercise price of $2.00 per share, issued to the holders of the Convertible Preferred in connection with the waiver (the "Waiver") of certain contractual provisions contained in the Registration Rights Agreement. See "Risk Factors--Effect of Conversion of Convertible Preferred; Potential Common Stock Adjustment; Dilution", "Plan of Distribution" and "Description of Capital Stock."

(3) Represents an estimate of the number of shares of Common Stock issuable upon conversion of the Convertible Preferred held by such holder assuming all of the shares of Convertible Preferred held by such holder were converted as of August 11, 1998 and all accrued dividends payable with respect thereto as of such date were paid in additional shares and also converted. See "Description of Capital Stock--Preferred Stock."

(4) Represents shares of Common Stock issuable upon the exercise of Warrants held by such holders issued in connection with the Waiver. See "Description of Capital Stock--Preferred Stock."

(5) Represents shares of Common Stock issuable upon the exercise of Warrants held by such holder, all of which were initially issued to Libra in connection with the December 1996 private placement of Convertible Preferred. See "Plan of Distribution" and "Description of Capital Stock."

(6) Libra acted as the Company's placement agent in private placements consummated in November 1995, June 1996 and December 1996. In connection with the November 1995 and June 1996 private placements, the Company issued to Libra warrants to purchase an aggregate of 237,500 shares of Common Stock and paid to Libra aggregate commissions in the amount of $610,000. In addition, in connection with the June 1996 private placement, the Company issued to the Ravich Revocable Trust of 1989 (the "Ravich Trust"), as Libra's designee, warrants to purchase 30,000 shares of Common Stock. Mr. Jess M. Ravich, the trustee of the Ravich Trust, and a director of the Company, is the Chief Executive Officer and majority shareholder of Libra. In connection with the December 1996 private placement, the Company paid Libra an aggregate of $675,000 in commissions and issued Libra five-year Warrants to purchase an aggregate of 337,500 Shares of Common Stock (subject to adjustments). See "Plan of Distribution" and "Description of Capital Stock."

(7) In March 1997 (effective December 31, 1996), Libra assigned Warrants to purchase an aggregate of 236,250 shares of Common Stock (subject to adjustments) to 10 persons. Such shares represent the number of shares issuable upon exercise of the Warrants held by such Selling Securityholder. See "Plan of Distribution" and "Description of Capital Stock."

(8) Mr. Jess M. Ravich was elected as a director of the Company at the Company's Annual Meeting of Shareholders held on June 1, 1998. Mr. Ravich is Chief Executive Officer and majority shareholder of Libra and the trustee of the Ravich Trust. If all shares offered hereunder by Libra and the Ravich Trust are sold, Mr. Ravich will thereafter indirectly beneficially own approximately 1.4% of the outstanding Common Stock due to the remaining holdings of Libra and the Ravich Trust.